Filed pursuant to Rule 424(b)(3)
Registration No. 333-67166

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 26, 2001

5,964,194 SHARES

CHROMAVISION MEDICAL SYSTEMS, INC.

COMMON STOCK

     This prospectus relates to the offer and sale from time to time of up to an aggregate of 5,964,194 shares of our common stock (including the associated rights to purchase shares of our Series C Preferred Stock):

•	issued or issuable upon conversion of our Series D 5% Cumulative Convertible Preferred Stock (which we call the “Series D Preferred”) purchased from us in a private placement on July 10, 2001 and as dividends on the Series D Preferred;

•	issued or issuable upon exercise of warrants to purchase shares of our common stock issued in the July 10, 2001 private placement (which we call the “2001 Warrants”);

•	issued or issuable upon exercise of warrants purchased from us in a private placement completed on September 28, 2000; and

•	purchased from us in private placements completed on September 28, 2000 and various dates in 2001.

     This prospectus also relates to additional shares of common stock which have become or may become issuable upon conversion of the shares of Series D Preferred and exercise of the Warrants issued on September 28, 2000 and the 2001 Warrants referred to above resulting from the anti-dilution adjustments applicable to such securities and from stock splits, stock dividends, or similar transactions involving our common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders identified in this prospectus.

     The selling stockholders may sell the shares at prices determined by the prevailing market price for the shares or in negotiated transactions. The selling stockholders may also sell the shares to or with the assistance of broker-dealers, who may receive compensation in excess of their customary commissions.

     Our common stock is traded on the Nasdaq National Market under the symbol “CVSN.” On July 30, 2002, the last reported sale price of our common stock was $1.65 per share.

BEFORE BUYING ANY SHARES YOU SHOULD READ THE DISCUSSION
OF MATERIAL RISKS OF INVESTING IN OUR COMMON STOCK IN
“RISK FACTORS” BEGINNING ON PAGE 5 IN THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Supplement is July 31, 2002

THE COMPANY
RECENT DEVELOPMENT
SELLING STOCKHOLDERS

THE COMPANY

     We develop, manufacture and market the ACIS® automated cellular imaging system, which is designed to substantially improve the accuracy, sensitivity and reproducibility of cell imaging. Unlike manual methods of viewing and analysis, ACIS combines proprietary, color-based imaging technology with automated microscopy to assist the pathologist in making critical medical decisions. In July, 1999, the U.S. Food and Drug Administration granted clearance for the use of the ACIS system to assist the pathologist to detect, count and classify cells of clinical interest based on recognition of cellular objects of particular color, size and shape. Since that time we have been marketing the ACIS system to hospitals, pathology groups, reference laboratories, research centers and others. The ACIS system is a versatile digital microscope system with multiple capabilities that can be readily adapted to conduct slide-based tests using a variety of stains and reagents. A number of capabilities are commercially available and numerous additional tests are in various stages of development.

RECENT DEVELOPMENT

     On June 13, 2002, we announced the signing of a number of separate agreements pursuant to which Safeguard Delaware, Inc. agreed to:

•	purchase an aggregate of 4,416,404 shares of our common stock for $7 million, or $1.585 per share;

•	acquire shares of our Series D Preferred from certain institutional investors; and

•	guarantee up to $3 million in additional debt financing for our company.

We refer to Safeguard Delaware, Inc. in this Supplement as “Safeguard,” and we refer to the transactions contemplated by the agreements signed on June 13, 2002 as the “Transactions.” Safeguard is a wholly-owned subsidiary of Safeguard Scientifics, Inc., a Pennsylvania corporation whose common stock is listed on the New York Stock Exchange and who we refer to as “Safeguard Scientifics.”

     The Transactions have allowed us to obtain critically needed capital necessary to continue our operations and to strengthen our capital structure. Safeguard Scientifics has agreed to cause Safeguard to perform all of its obligations under the documents relating to the transactions described below.

Purchase of Common Stock

     On June 13, 2002, we entered into a Securities Purchase Agreement with Safeguard and Safeguard Scientifics providing for the issuance to Safeguard of 4,416,404 shares of our common stock at a price per share of $1.585 as follows:

•	4,053,641 shares of common stock for a total purchase price of $6,425,021, which was completed on June 13, 2002;

•	100 additional shares of common stock for a total purchase price of $158.50 payable in cash which were issued on July 11, 2002; and

•	362,663 additional shares of common stock for a total purchase price of $574,821 which will be issued only after obtaining stockholder approval at a special meeting of our stockholders to be held on August 28, 2002 to approve certain aspects of the Transactions.

Purchase and Conversion of Series D Preferred

     Safeguard acquired shares of Series D Preferred from certain institutional investors by entering into six separate Stock Purchase Agreements, one with each of six institutional holders, on June 13, 2002. The number of shares of Series D Preferred acquired by Safeguard was 10,730 out of 12,500 shares outstanding. The shares acquired have an aggregate redemption price and liquidation preference of $10,730,000. Safeguard was the original purchaser of 500 shares of Series D Preferred having a redemption price and liquidation preference of $500,000. The remaining 1,270 shares of Series D Preferred not owned by Safeguard were separately converted by each of the holders thereof into an aggregate of 819,290 shares of common stock after the sale of the other shares of Series D Preferred to Safeguard and after Safeguard’s purchase of common stock from us. The conversion occurred in accordance with the terms of the Series D Preferred at a price of $1.585 per share. Under the terms of the Series D Preferred, the conversion price, which had been $6.5746 per share, was to be reduced to the average of the daily volume-weighted average sale prices for the common stock for each of the 15 trading days prior to July 10, 2002, but not below $4.0019 per share. The conversion price also automatically adjusts to any price at which shares of common stock are issued if that price is lower than the then effective conversion price. As a result, the conversion price of the Series D Preferred was automatically reduced to $1.585 per share when we sold shares of common stock at that price to Safeguard.

     Under the terms of a provision in the Certificate of Designations by which the Series D Preferred was created and under the terms of the 2001 Warrants, the number of shares issuable upon conversion of the Series D Preferred, paid as a dividend thereon and issued upon exercise of 2001 Warrants cannot, without obtaining stockholder approval, exceed 19.9% of the number of shares of common stock outstanding on the date the Series D Preferred and the 2001 Warrants were issued. This restriction was included because of a rule of the Nasdaq Stock Market, Inc., which operates the Nasdaq National Market where our common stock is traded. We intend to have a special meeting of stockholders on August 28, 2002 to obtain stockholder approval to exceed this 19.9% limitation and also to obtain stockholder approval of the issuance of the 362,663 additional shares of common stock to Safeguard as referred to above and the issuance of a warrant and certain other rights to purchase common stock to Safeguard as described below.

     Safeguard has agreed with us that, upon obtaining approval of the stockholders at the special meeting, it will convert all of the remaining shares of Series D Preferred owned by it into shares of common stock, provided that:

•	stockholder approval is obtained by September 11, 2002;

•	no litigation, arbitration or administrative proceeding is then pending before any court or governmental or regulatory authority which, in the reasonable judgment of Safeguard, would make the conversion of all of the shares of Series D Preferred then owned by Safeguard imprudent; and

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or any governmental or regulatory authority has been issued restraining or prohibiting Safeguard from converting the shares of Series D Preferred.

     The number of shares of common stock presently issuable upon conversion of the Series D Preferred and/or exercise of the 2001 Warrants is 2,955,745, and if stockholder approval is obtained, that combined number would be increased by 4,676,044.

     If stockholder approval is not obtained by September 11, 2002, Safeguard will have the right to sell back to us at a premium price the shares of Series D Preferred that cannot be converted without stockholder approval and the holders of the 2001 Warrants will have the right to sell back to us at a premium price the 2001 Warrants that cannot be exercised without stockholder approval. The premium price for the Series D Preferred is the greater of:

•	120% of the sum of the amount payable to the holders of the Series D Preferred to be purchased upon liquidation of our company, which would be $11,230,000 for 11,230 shares owned by Safeguard, plus any accrued and unpaid dividends; or

•	120% of the value of the shares of common stock issuable upon conversion of the shares of Series D Preferred that are to be purchased by us, with the value to be determined using the highest closing price of the common stock on the Nasdaq National Market between September 12, 2002 and the trading day immediately prior to our purchase of the shares of Series D Preferred.

The premium price for the 2001 Warrants would be 120% of the difference between:

•	the value of the shares of common stock issuable upon exercise of the 2001 Warrants to be purchased by us (determined as provided in the second bullet point above for the Series D Preferred); and

•	the exercise price of those 2001 Warrants.

     The number of shares issuable upon conversion in full of the Series D Preferred is 7,085,174, and the number of shares issuable upon exercise of the 2001 Warrants is 546,615. The aggregate number of shares into which the Series D Preferred could be converted and the 2001 Warrants could be exercised to purchase without stockholder approval is 2,955,745. This means that our obligation to buy back shares of Series D Preferred and/or Warrants relating to any combination of Series D Preferred convertible into, and/or 2001 Warrants exercisable to purchase, is an aggregate of 4,676,044 shares of common stock. If the obligation to buy back those securities arose on July 1, 2002 and was satisfied on that date, the amount payable would have been approximately $8,871,000. Enforcement of the obligation could deprive us of all of our working capital and force us to either find additional financing, which we believe would be difficult to obtain, cease business operations or commence bankruptcy proceedings to stay the enforcement of the redemption obligation and/or to facilitate the obtaining of financing. We would also be obligated to pay Safeguard a $700,000 fee.

     After each of the holders of the Series D Preferred other than Safeguard separately sold shares of Series D Preferred to Safeguard and then each of them separately exercised its conversion rights with respect to any shares of Series D Preferred they retained as described above, each of those parties separately gave Safeguard an irrevocable proxy to vote the shares of common stock issued upon conversion of the Series D Preferred such party retained, as well as any other shares thereafter acquired, at all meetings of stockholders, including the special meeting. The aggregate number of shares of common stock subject to those proxies as a result of the conversion of the shares of Series D Preferred retained by the former holders and the receipt by two of them of additional shares as dividends on the Series D Preferred is 861,493. In addition, three of our directors and two of our officers entered into voting agreements with Safeguard in which they agreed to vote an aggregate of 99,428 shares of common stock in favor of the proposals to be considered at the special meeting and against certain other matters that could be reasonably expected to impede, interfere with, delay, postpone or materially adversely affect the Transactions.

     The proxies and voting agreements expire upon stockholder approval of the matters to be voted upon at the special meeting, payment of the $700,000 fee by us if such matters are not approved or December 12, 2003, whichever first occurs.

Safeguard Warrant

     We have agreed to issue to Safeguard a warrant to purchase up to 975,000 shares of our common stock to protect Safeguard against dilution from the exercise of certain outstanding options and warrants held by others that are exercisable to purchase additional shares of our common stock. We refer to this warrant as the “Safeguard Warrant.” Under the terms of the Safeguard Warrant, Safeguard is entitled to purchase one share of common stock for every share of common stock as to which any such other option or warrant is exercised. The exercise price payable by Safeguard will be equal to the exercise price of any such other option or warrant. The warrant must be exercised by Safeguard within nine months of receipt of notice from us that any such option or warrant has been exercised. Following the expiration of the applicable exercise period, the number of shares subject to the Safeguard Warrant will be reduced by the number of shares Safeguard was entitled to purchase during the exercise period, whether or not the shares are so purchased. The Safeguard Warrant will be issued only if the issuance is approved by our stockholders at the special meeting to be held on August 28, 2002.

Increase in Beneficial Ownership of Safeguard Scientifics

     Presently and after giving effect to the purchase of the 4,053,741 shares of common stock, the purchase of the 10,730 shares of Series D Preferred and receipt of the proxies for the 861,493 shares and voting agreements for the 99,428 shares, Safeguard Scientifics owns beneficially 14,919,415 shares of common stock constituting approximately 52.7% of the shares outstanding. This total includes 2,955,745 shares issuable upon conversion of the Series D Preferred and/or exercise of the 2001 Warrants, 40,050 shares which Safeguard has the right to acquire under outstanding warrants and as to which it cannot exercise the voting rights without acquiring the shares and 699,870 shares acquired by it on July 9, 2002 in an unrelated transaction. If the stockholders approve the matters to be voted upon at the special meeting and the 362,663 additional shares of common stock are issued to Safeguard, the shares of Series D Preferred held by Safeguard become fully convertible and its 2001 Warrants become fully exercisable, Safeguard Scientifics will beneficially own 18,544,639 shares of common stock representing 56.4% of the number of shares outstanding. Under a rule of the Securities and Exchange Commission, Safeguard Scientifics is deemed to own beneficially all shares as to which it has the power to vote or direct the voting, all shares which it has the power to sell or otherwise dispose of, and all shares as to which it has a right to acquire such voting or disposition powers under any right exercisable within 60 days of the date as of which beneficial ownership is being determined.

Repricing of 2001 Warrants

     When the Series D Preferred was originally issued on July 10, 2001, we also issued warrants to the purchasers of the shares of Series D Preferred entitling them to purchase an aggregate of 546,615 additional shares of common stock. We refer to these warrants as the “2001 Warrants.” The 2001 Warrants provided for an initial exercise price of $6.8604 per share but included a provision reducing the exercise price to the average of the closing bid prices for the common stock on the twenty trading days prior to July 10, 2002, but in no event less than $4.0019 per share. As the facts turned out, the adjustment would have become effective at $4.0019 per share. However, in connection with the Transactions, on June 13, 2002, we issued separate amended Warrants to each of the six institutional holders of Series D Preferred by which the exercise price of the 2001 Warrants for all of the holders thereof other than Safeguard was reduced to $2 per share without increasing the number of shares issuable upon exercise of the 2001 Warrants. The number of shares issuable upon exercise of the 2001 Warrants subject to this price adjustment was 524,750. The price of the 2001 Warrant held by Safeguard, which is exercisable to purchase 21,865 shares, was adjusted to $4.0019 per share in accordance with the terms of the Warrant.

Guarantee of Debt Financing

     The debt financing which Safeguard has agreed to guarantee has not yet been obtained, but we believe that, with the Safeguard guarantee, we will be able to obtain the financing. The guarantee may be in the form of a traditional contractual guarantee, a letter of credit or some other form of credit enhancement that is reasonably acceptable to the lender. Safeguard will receive commercially reasonable compensation for providing any such credit enhancement.

Safeguard Right of First Refusal

     We have also agreed that Safeguard will have a right of first refusal to purchase its pro-rata share of all equity securities that we propose to sell and issue in the future (other than compensatory grants of stock options to directors, officers, employees and consultants). The pro-rata share of Safeguard under the right of first refusal will be determined on an as-converted basis, which means giving effect to the issuance of all shares of capital stock which can be acquired from us or any of our wholly-owned subsidiaries upon conversion or exercise in full of purchase rights under the terms of any common stock, preferred stock or other security which is convertible or exercisable to acquire any common stock or preferred stock. The right of first refusal will be binding upon us only if it is approved by the stockholders at the special meeting.

     We cannot make any compensatory grants of stock options to our employees, officers, directors, consultants or advisors without the written consent of Safeguard for the period from June 13, 2002 until the earliest of:

•	June 30, 2004;

•	the date that the Safeguard and its affiliates no longer own greater than 40% of the voting power of all of our outstanding securities entitling the holders thereof to vote generally in the election of directors; or

•	the date on which Safeguard Scientifics or any of its direct or indirect wholly-owned subsidiaries sells, disposes or otherwise transfers any of our equity securities (other than a transfer to an affiliate).

Safeguard has agreed not to unreasonably withhold such consent, but the agreement provides that it will be reasonable for Safeguard to withhold consent unless we grant Safeguard a warrant or comparable stock purchase right to acquire, at a price equal to the per share exercise price of such other proposed grant, a number of shares of common stock so that, if all of such other proposed grants were exercised in full, Safeguard would be entitled to acquire under the warrant or comparable stock purchase right one share of common stock more than the recipients of the other proposed grants would be entitled to acquire. Safeguard’s right to receive any such warrant or comparable right will be binding only if it is approved by the stockholders at the special meeting.

     We have also agreed that if any options, warrants, or subscription or purchase rights with respect to our common stock that were outstanding on June 13, 2002 are exercised, to the extent that Safeguard is not able to exercise the Safeguard Warrant in full to acquire shares of common stock, Safeguard or any designated affiliate of Safeguard will have the right to acquire from our company up to 975,000 shares of common stock at an exercise price equal to the exercise prices applicable to the options, warrants, or subscription or conversion rights exercisable to purchase such number of shares of common stock. Safeguard’s right to acquire such additional shares will be binding on us only if it is approved by the stockholders at the special meeting.

Tag-Along Rights

     Safeguard has agreed that neither it nor any of its affiliates will sell a number of shares of our common stock greater than 30% of the number of shares of common stock then outstanding in any transaction or series of transactions unless the other stockholders are afforded the right to sell to the proposed purchaser, at the same price per share and on the same terms and conditions, the same proportion of their shares of common stock as the proposed sale represents with respect to the aggregate number of shares of common stock then owned by Safeguard and its affiliates. This covenant expires on June 13, 2005 and does not apply to a sale of common stock in a broadly disseminated public offering or a broker’s transaction under Rule 144 of the Securities and Exchange Commission adopted under the Securities Act of 1933.

Covenants of Our Company

     We have entered into a number of covenants with Safeguard regarding the operation of our business. These covenants expire on the earliest of June 30, 2004, the date that Safeguard and its affiliates no longer own greater than 40% of the voting power of all outstanding securities of the company entitled to vote generally in the election of directors or the date Safeguard or any of its affiliates disposes of any of our equity securities (excluding a transfer to an affiliate). Under these covenants, unless Safeguard shall otherwise consent in writing and except as otherwise expressly contemplated by the agreement containing the covenants, neither we nor any of our subsidiaries will, directly or indirectly, among other things:

•	dispose of assets outside the ordinary course of business;

•	issue any equity securities other than certain compensatory grants of stock options;

•	increase the number of shares available for grant under our stock option or other similar benefit plans;

•	declare any dividend on any class or series of stock;

•	incur indebtedness in excess of $5,000,000;

•	acquire any other business or make any equity investment in another business;

•	redeem, purchase or otherwise acquire for value any securities of our company or pay into a sinking fund for any such acquisition;

•	make certain amendments to our certificate of incorporation or by-laws;

•	enter into any transaction with any officer or director of the company or holder of capital stock of the company or any member of their respective immediate families or entities controlled by one or more of the foregoing;

•	make or permit any material change in the nature of our business except as contemplated by our business plan;

•	commence any voluntary bankruptcy proceedings; or

•	agree or consent to take any of the foregoing actions.

     To the extent not inconsistent with the fiduciary duties of our Board of Directors and upon the request of Safeguard, we have agreed to request that our Board of Directors appoint or nominate for election by the stockholders to the Board, nominees designated by Safeguard, provided that the number of nominees so designated, if appointed or elected, plus all other directors previously so designated and appointed or nominated or who are directors, officers or employees of Safeguard or any of its affiliates, would not be greater than the number of other directors plus one.

     We are obligated to create a committee of our Board of Directors comprised of three directors satisfying the independence standards of the rules of Nasdaq, and this committee will be tasked with considering and, if appropriate, approving any transactions between us and our officers, directors or holders of more than 5% of the outstanding shares of any class of our voting securities, which would include Safeguard and its affiliates.

     We are also obligated to deliver or make available to Safeguard such information regarding our financial condition, business, prospects and corporate affairs as Safeguard may from time to time reasonably request, permit Safeguard to visit and inspect our properties, our books and records and discuss our affairs, finances and accounts with our employees and auditors and give Safeguard or its representative at least two days prior written notice of all meetings of the Board of Directors and committees thereof and allow Safeguard to have a representative attend and participate in any such meeting (without a right to vote in such capacity).

Covenants of Safeguard

     Safeguard has agreed with us that, unless otherwise permitted by the affirmative vote of a majority of the committee of independent directors described above or the affirmative vote of a majority of the outstanding shares of securities entitling the holders thereof to vote generally in the election of directors (excluding shares of such securities held by Safeguard or its affiliates), it will:

•	to the extent not inconsistent with their fiduciary duties, cause all of our directors who are employees of Safeguard or any of its affiliates or who are appointed or nominated for election to our Board of Directors at the request of Safeguard to vote in favor of the election of three directors meeting the independence requirements of the rules of

Nasdaq to our Audit Committee and to the committee of the Board of Directors referred to above tasked to consider and approve related party transactions;

•	refrain from taking any action to cause us to conduct our business in a manner other than in substantial accordance with our business plan until June 13, 2003; and

•	refrain from effecting a so-called Rule 13e-3 transaction unless the transaction is approved by the committee of independent directors or by a stockholder vote until July 13, 2003.

Rule 13e-3 transactions, which are regulated under Rule 13e-3 of the Securities and Exchange Commission adopted under the Securities Exchange Act of 1934, can include:

•	a purchase of any equity security issued by us or any of our affiliates;

•	a tender offer or request or invitation for tenders of any equity security issued by us, made by us or any of our affiliates; or

•	a solicitation of any proxy, consent or authorization or the distribution of an information statement following an action by written consent of our stockholders or any of our affiliates in connection with a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction by us or between us or any of our subsidiaries or affiliates or a sale of substantially all of our assets to any of our affiliates or group of our affiliates or a reverse stock split of any of our equity securities involving the purchase of fractional shares.

     Any of the foregoing transactions would constitute a 13e-3 transaction if it has a reasonable likelihood or purpose of producing, directly or indirectly, the effect of causing:

•	any class of our equity securities registered under the Securities Exchange Act of 1934 to be held of record by less than 300 persons, which would result in that class no longer being so registered; or

•	any class of our equity securities which is listed on a national securities exchange or quoted on an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange or quoted on any such inter-dealer quotation system.

Presently our common stock is the only class of stock that falls within the category of equity securities referred to in the second bullet point above.

Elimination of Certain Redemption and Liquidated Damages Provisions

     Our obligation to redeem the Series D Preferred at a redemption price equal to 120% of the Liquidation Value (as defined in the Prospectus and also described in this Supplement in “Recent Development — Purchase and Conversion of Series D Preferred”) upon the occurrence of the events described in the Prospectus under the heading “Terms of the Series D Preferred and the 2001 Warrants — Redemption” in clauses (a) through (f) has been deleted. Our obligation to redeem the Series D Preferred at 120% of the Liquidation Value in the event of a Change in Control Transaction described in the Prospectus under “Terms of the Series D and the 2001 Warrants — Redemption” has been waived with respect to the Transactions involving Safeguard.

     Our obligation to pay liquidated damages upon the occurrence of certain events described in the Prospectus under “Description of the Series D Preferred and the 2001 Warrants” has been deleted.

Certain Accounting Effects of the Transactions

     In accounting for the Series D Preferred and the 2001 Warrants when they were issued on July 10, 2001, we allocated the total amount paid by the investors, net of issuance costs, between the Series D Preferred, the fair market value of the 2001 Warrants and the intrinsic value of the conversion feature of the Series D Preferred. The fair market value of the 2001 Warrants was determined to be approximately $2,295,000 (using a common valuation model known as the Black Scholes model). The remaining net amount paid by the investors, divided by the number of shares then issuable upon conversion of the Series D Preferred, was the effective conversion price of the Series D Preferred, and the difference between the fair market value of the common stock on the date of issuance of the Series D Preferred and the effective conversion price was the intrinsic value of the conversion feature, which amounted to $1,148,000. The fair market value of the 2001 Warrants and the intrinsic value of the conversion feature were allocated to paid-in-capital and are being accreted (amortized) over the three-year period prior to mandatory redemption of the Series D

Preferred. The issuance costs of $1,197,000 were also recorded as a discount to the Series D Preferred and are being accreted over the three-year redemption period.

     If all of the outstanding shares of Series D Preferred are converted as part of the Transactions (which is expected to occur in August 2002), the unamortized balance of the discount on the Series D Preferred will be written off as a charge to net income available to common stockholders. Had the conversion occurred on May 31, 2002, the amount of the write-off would have been $3,285,464.

Amendment to Stockholder Rights Plan

     We have entered into a Rights Agreement dated as of February 10, 1999 between us and Harris Trust Company of California, as subsequently amended. Computershare Investor Services LLC has succeeded to the rights and obligations of Harris Trust as rights agent. Pursuant to the Rights Agreement, one right was distributed as a dividend on each share of our common stock outstanding at the close of business on February 10, 1999, and one right has been and will continue to be issued with each share of our common stock issued after that date. The rights trade in tandem with the shares of our common stock and are not represented by separate certificates. The Rights Agreement was entered into to make it possible for any acquisition of our company to be one in which all of our stockholders can receive fair and equal treatment and to guard against partial tender offers, open market accumulations and other abusive tactics that might result in unfair or unequal treatment of our stockholders.

     The rights generally become exercisable to purchase common stock only after certain specified events, such as an acquisition or potential acquisition or transaction in which an individual or entity becomes the beneficial owner of 15% or more of the outstanding our common stock. When the rights become exercisable to purchase common stock, they can be exercised to purchase shares at a substantial discount to the market price at the time of exercise by all stockholders other than the 15% stockholder.

     Since Safeguard and its affiliates have always owned more than 15% of the outstanding shares of our common stock, the Rights Agreement by which the Plan is implemented has always had an exception permitting Safeguard and its affiliates to own beneficially up to designated amounts of shares without triggering the rights under the Plan. In connection with the current transaction, the Rights Agreement was further amended on June 11, 2002 to eliminate any limitation on the number of shares Safeguard and its affiliates can beneficially own without triggering the rights and indicating the intention of the Board of Directors that the current transaction not trigger any such rights.

SELLING STOCKHOLDERS

     The following table sets forth the name of each of the selling stockholders, the number of shares beneficially owned by each of them as of July 12, 2002, the number of shares that may be offered under the Prospectus and the number of shares of our common stock owned by each of the selling stockholders after the offering is completed.

     The numbers of shares in the column “Number of Shares Being Offered” include 200% of the number of shares issuable upon exercise of the 2001 Warrants, the number of shares issued as dividends on the Series D Preferred and the number of shares issuable upon conversion of the Series D Preferred that have been registered for sale pursuant to this Prospectus. The numbers of shares in the column “Shares Being Offered” does not reflect the remaining 167,224 shares registered for sale which may be issued as common stock dividends on the Series D Preferred. The Number of shares in the column “Shares Beneficially Owned After Offering” gives effect to the sale of all of the shares in the column “Number of Shares Being Offered”, which includes 200% of the number of shares issuable upon exercise of the 2001 Warrants. We do not know how long the selling stockholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of those shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

				SHARES BENEFICIALLY
	SHARES BENEFICIALLY OWNED			OWNED
	(1)(2)(3)		NUMBER OF	AFTER OFFERING
NAME OF SELLING			SHARES BEING
STOCKHOLDER	NUMBER	PERCENT(4)	OFFERED	NUMBER	PERCENT(3)

Halifax Fund, L.P.(5)	469,911	1.84%	688,557	0	0
Credit Suisse First Boston Corporation(6)	189,156	.74%	174,916	101,698	.4%

					SHARES BENEFICIALLY
	SHARES BENEFICIALLY OWNED				OWNED
	(1)(2)(3)			NUMBER OF	AFTER OFFERING
NAME OF SELLING				SHARES BEING
STOCKHOLDER	NUMBER		PERCENT(4)	OFFERED	NUMBER	PERCENT(3)

Castle Creek Healthcare Partners, LLC(7)	512,517		2.02%	621,840	0	0
CCL Fund, LLC(8)	102,504		.40%	124,369	0	0
Velocity Investment Partners Ltd.(9)	185,653		.73%	229,382	0	0
Vertical International Limited(10)	43,729		.17%	87,458	0	0
Safeguard Scientifics, Inc.(11)	14,919,415	(12)	52.68%	3,585,298	11,334,117	39.99%
VennWorks LLC(13)	512,042	(14)	2.02%	32,040	480,002	1.89%

(1)	Includes shares issued upon conversion of Series D Preferred as follows: Halifax Fund L.P. — 193,533, Castle Creek Healthcare Partners LLC — 403,194, CCL Fund, LLC — 80,639 and Velocity Investment Partners Ltd. — 141,924. Also includes 2,955,745 shares issuable upon conversion of Series D Preferred at a conversion price of $1.585 by Safeguard Scientifics, Inc. Does not include an additional 4,129,429 shares issuable upon conversion of Series D Preferred at $1.585 if stockholder approval relating to the issuance of those shares is obtained at the special meeting of stockholders to be held on August 28, 2002. Also does not include 376,793 additional shares issuable to Safeguard Scientifics, Inc. for cash if stockholder approval relating to the issuance of those shares is obtained at the special meeting.

(2)	Includes shares issuable upon exercise of outstanding warrants at $2.00 per share as follows:

Halifax Fund L.P. — 218,646, Credit Suisse First Boston Corporation — 87,458, Castle Creek Healthcare Partners, LLC — 109,323, CCL Fund, LLC — 21,865, Velocity Investment Partners Ltd. — 43,729, Vertical International Limited — 43,729 and Safeguard Scientifics, Inc. — 21,865.

(3)	Includes shares issued as dividends on the Series D Preferred as follows: Halifax Fund L. P. — 57,732 and Safeguard Scientifics, Inc. — 117,805.

(4)	Based upon 25,323,199 shares outstanding at July 3, 2002 plus the number of shares that each designated security holder would receive upon conversion of convertible securities or exercise of warrants in full and assuming that no other security holder converted or exercised as to any shares of common stock.

(5)	The sole general partner of Halifax Fund L.P. is Yarmouth Investments Ltd., a Cayman Islands exempted company (“Yarmouth”). The investment advisor of Halifax Fund, L.P. is The Palladin Group, L.P., a Texas limited partnership (“Palladin”), whose sole general partner is Palladin Capital Management, LLC, a Delaware limited liability company (“PCM”), Because its beneficial ownership arises solely from its status as the investment advisor of Halifax Fund, L.P., Palladin expressly disclaims equitable ownership of and pecuniary interest in any shares of our capital stock. PCM and Yarmouth are controlled by Jeffrey Devers and PCM, Yarmouth and Mr. Devers expressly disclaim equitable ownership of and pecuniary interest in any shares of our capital stock if they may be deemed to have or share voting and investment power over shares held by Halifax Fund L.P.

(6)	Credit Suisse First Boston Corporation is a business unit of Credit Suisse Group, a public company listed on the Zurich stock exchange.

(7)	As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Healthcare Partners, LLC. Castle Creek Partners LLC disclaims beneficial ownership of such shares. Daniel Asher is managing member of Castle Creek Partners, LLC. Mr. Asher also disclaims beneficial ownership of the shares owned by Castle Creek Healthcare Partners, LLC.

(8)	As investment manager under a management agreement, Castle Creek Life Sciences Partners, LLC may exercise dispositive and voting power with respect to the shares owned by CCL Fund, LLC. Castle Creek Life Sciences Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher and Nathan Fischel are managing members of Castle Creek Life Sciences Partners, LLC. Mr. Asher and Mr. Fischel also disclaim beneficial ownership of the shares owned by CCL Fund, LLC.

(9)	John Ziegelman is President of Velocity Asset Management, the investment manager to Velocity Investment Partners, Ltd., and may exercise voting power and investment control over the shares held by Velocity Investment Partners, Ltd. Mr. Ziegelman disclaims beneficial ownership of the shares held by Velocity Investment Partners, Ltd.

(10)	Richard Abbe has voting and investment control over the securities beneficially owned by Vertical International Limited (formerly Cartmore Enterprises, Inc.).

(11)	Safeguard Delaware, Inc. is a wholly-owned subsidiary of Safeguard Scientifics, Inc. No person or entity owns more than 5% of the outstanding shares of Safeguard Scientifics, Inc. Members of the Board of Directors of Safeguard Delaware, Inc. are executive officers of Safeguard Scientific, Inc. Such executive officers may be deemed to share voting and investment power with respect to the shares held by Safeguard Delaware, Inc.

(12)	Includes 40,050 shares issuable upon exercise of outstanding warrants at $12.48 per share.

(13)	The Board of Directors of VennWorks LLC share the voting and investment control over the securities shown in the table.

(14)	Includes 16,020 shares issuable upon exercise of an outstanding warrant at $12.48 per share.